UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2007

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From _________ To ________.

Commission file number 0-7201

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN & BROWN, INC.
EMPLOYEES' SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN & BROWN, INC.
220 SOUTH RIDGEWOOD AVENUE
DAYTONA BEACH, FLORIDA  32114

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	4

Notes to Financial Statements	5-8

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	9-13

SIGNATURE	14

EXHIBIT INDEX	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Brown & Brown, Inc. Employees’ Savings Plan and Trust
Daytona Beach, Florida

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at  December 31, 2007 and 2006, and the changes in the net assets available for benefits for the year ended December 31, 2007,  in conformity with accounting principles generally accepted in the United States of America.

Our  audits were performed for the purpose of forming an opinion  on the  financial  statements  taken as  a  whole.  The  accompanying supplemental  schedule  of assets (held at  end  of  year)  as  of December 31, 2007 is presented for purposes of additional analysis and  is  not  a required part of the financial statements  but  is supplementary  information required by the Department  of  Labor's Rules  and  Regulations  for Reporting and  Disclosure  under  the Employee Retirement Income Security Act of 1974. This supplemental schedule  is  the  responsibility of the  Plan's  management.  The supplemental   schedule  has  been  subjected  to   the   auditing procedures  applied in our audit of the financial statements  and, in  our  opinion,  is  fairly stated in all material  respects  in relation to the financial statements taken as a whole.

/s/ Hancock Askew & Co.,  LLP

Savannah, Georgia
June 30, 2008

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS

CASH	$610,477	$537,162

INVESTMENTS:
Participant directed—at fair value:
Money market fund	11,463,011	6,919,291
Registered investment companies (mutual funds)	137,134,334	120,547,701
Employer common stock	45,609,990	60,777,629
Pooled separate account	24,678,099	24,409,958
Personal choice retirement account	16,368,860	16,010,142
Participant loans	4,205,263	3,661,320

Total investments	239,459,557	232,326,041

RECEIVABLES—Employer contributions	3,785,388	3,486,548

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	243,855,422	236,349,751

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(92,284)	275,327

NET ASSETS AVAILABLE FOR BENEFITS	$243,763,138	$236,625,078

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Investment income:
Interest on participants' loans	$323,485
Dividends on employer common stock	494,000
Net realized and unrealized depreciation in fair value of investments	(2,391,893)

Contributions:
Participant	16,850,466
Employer	9,784,558
Rollovers from other qualified plans	3,331,786

Total additions	28,392,402

DEDUCTIONS:
Benefits paid to participants	21,219,076
Administrative expenses	35,266

Total deductions	21,254,342

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	7,138,060

—Beginning of year	236,625,078

—End of year	$243,763,138

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN

The following brief description of the Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan. Substantially all employees who are at least 18 years of age and who work at least 20 hours per week are eligible to participate in the Plan effective the first full payroll period after one month of service. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the “Employer”) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Benefit Payments—Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship, or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.

Administration—The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan agreement, such as provisions for allocations to participants’ accounts, vesting, benefits, and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits Web site or from the Administrator. Diversified Investment Advisors, Inc. (“Diversified”) has been appointed as the recordkeeper of the Plan and Investors Bank & Trust Company of Boston, Massachusetts (the “Trustee”), has been appointed as the trustee of the Plan.

Administrative Expenses—All investment-related expenses are charged against Plan earnings or are paid by the Plan. All other expenses are paid by the Employer.

Contributions—Participants may elect to contribute, subject to certain limitation, any percentage of annual compensation as contributions to the Plan, up to the allowable limits specified in the Internal Revenue Code.  The Employer makes matching contributions to the Plan of 100% of each participant’s contribution, not to exceed 2.5% of each participant’s contribution on a pay-period basis. The Plan permits the Board of the Employer to authorize optional profit-sharing contributions allocated to participants based on salary. The Board authorized an optional profit-sharing contribution of 1.5% of salary, up to a maximum salary of $225,000 for all eligible employees for the year ended December 31, 2007.

Vesting—Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions and optional profit sharing contributions are based on years of credited service and are subject to the following vesting schedule:

Years of	Vested
Credited Service	Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

Forfeited balances of terminated participants’ nonvested accounts are used to offset Plan expenses and to reduce future Employer matching contributions.  As of December 31, 2007, forfeited amounts available to offset future Employer contributions were approximately $737,000.  During the year ended December 31, 2007, approximately $609,000 of forfeited amounts were used to offset Employer contributions.

Investment Income and Expenses—Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration the participant’s contributions and distributions.

Participant Loans—A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time. Loans, which are repayable each pay period for periods generally up to five years, are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the rate of prime plus 1%, determined at the time the loan is approved. As of December 31, 2007, interest rates ranged from 5.0% to 10.5%.

Plan Termination—Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2.	USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Accounting—The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments—The Plan’s investments in money market funds, mutual funds, Employer common stock, and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. The fair value of the underlying assets of the pooled separate accounts is based upon the Trustee’s valuation.  The contract value of participation units owned in the pooled separate accounts are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year.  Participant loans are valued at cost, which approximates fair value.

The Plan invests in fully benefit-responsive investment contracts held in the Diversified Stable Five Fund.  As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and Uncertainties—Investments—The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are summarized as follows:

	2007	2006

Employer common stock	$45,609,990	$60,777,626
Diversified Stock Index Fund	25,711,877	25,274,076
Diversified Value and Income Fund	20,108,641	19,661,669
Personal Choice Retirement Accounts	16,368,860	16,010,142
Diversified Core Bond Fund	15,621,919	**
Equity Growth Fund	14,922,704	13,300,749
Diversified Intermediate Horizon Strategic Allocation Fund	13,216,953	**
Diversified International Equity Fund	**	11,886,136
Special Equity Fund	**	11,854,709
Diversified Stable Five Fund***	24,678,099	24,409,958

** account did not amount to more than 5% of total assets for this period
*** Diversified Stable Five Fund is shown at fair value. Contract Value was $24,585,815 at December 31, 2007.

During the year ended December 31, 2007, the Plan’s investments appreciated (depreciated) in fair value as follows:

Amount

Mutual funds	$7,795,069
Employer common stock	(9,565,556)
Personal choice retirement accounts	(621,406)

Net realized and unrealized depreciation in fair value of investments	$(2,391,893)

4.	INVESTMENT PROGRAMS

As of December 31, 2007, contributions to the Plan are invested in one or more of various investment fund options at the direction of each participant, including money market funds, mutual funds and Employer Company stock.  The Plan also allows its participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which allows each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 additional mutual funds.  The Charles Schwab & Co. Personal Choice Retirement Account is presented as self-directed investments in the accompanying statements of net assets available for benefits.

Diversified manages a guaranteed pooled separate account of Transamerica Financial Life Insurance Company called the Stable Five Fund (the “Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics.    The investment in the contract is presented at fair value. An adjustment is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers, and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of the pooled separate account and the balance of the Stable Five Fund. The crediting interest rate for this Diversified account for the year ended December 31, 2007, was 4.80%. The average yield for this Diversified account for the year ended December 31, 2007, was 4.80%.

There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan’s Diversified Fund investments are managed by Diversified. The Plan’s investments also include Brown & Brown, Inc. common stock. Both of these  represent party-in-interest transactions that qualify as exempt prohibited transactions.

6.	FEDERAL INCOME TAX STATUS

The Plan is a nonstandardized prototype plan sponsored by Diversified. Diversified last received an opinion letter with respect to the prototype adopted by the Plan on April 22, 2004. The Plan is entitled to limited reliance on the opinion letter received by Diversified with respect to compliance with the form requirements of the Internal Revenue Code (“IRC”). The Plan’s management believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

******

SUPPLEMENTAL SCHEDULE

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

Identity and Description of Issues	Current
Value
Participant directed:
Money market—at fair value—
Diversified Money Market Fund*	$11,463,011
Mutual funds:
Diversified Stock Index Fund*	25,711,877
Diversified Value & Income Fund*	20,108,641
Diversified Balanced Fund*
Diversified Small Cap Growth Fund*	5,355,220
Diversified MidCap Growth Fund*	3,175,447
Diversified MidCap Value Fund*	5,759,127
Diversified Quality Bond Fund*
Diversified Equity Growth Fund*	14,922,704
Diversified Core Bond Fund*	15,621,919
Diversified Intermediate Horizon Fund*	13,216,953
Diversified Intermediate/Long Horizon Fund*	5,486,862
Diversified Short/Intermediate Horizon Fund*	235,132
Diversified Long Horizon Fund*	422,174
Diversified Short Horizon Fund*	1,799,886
Alliance Bernstein International Value Fund	8,516,927
American Funds EuroPacific Fund	9,227,297
American Beacon Small Cap Index Fund	50,656
Columbia Small Cap Value Fund	5,405,735
Columbia Mid Cap Index Fund	344,491
Vanguard Total International Stock Index Fund*	1,285,015
PIMCO Real Return Fund	488,271

Total mutual funds	137,134,334

Employer common stock—at fair value*	45,609,990

Pooled separate account—at fair value—
Diversified Stable Five Fund—Pooled Account of
the Transamerica Financial Life Insurance Company, Inc.*	24,678,099

Self-directed:
Personal choice retirement account:
Money market fund—at fair value—
Charles Schwab Money Market Fund	4,798,137
Certificates of Deposits—
Countrywide Bank, NA	100,001

(Continued)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

Identity and Description of Issues	Current
Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
3sbio Inc Adr	$20,832
Alcatel-Lucent	37
Allied Cap Corp New	19,911
American Int'l Group Inc.	29,150
Anadarko Petroleum Corp	197,070
Apple Computer Inc.	3,962
BankAmerica Corp	65,431
Employer common stock—at fair value*	5,875,000
CHICOS FAS, Inc.	27,090
Chindex International	17,265
Cintas Corp	8,405
Cisco Systems Inc.	10,828
Citigroup, Inc.	5,888
Citizens Commumications	6,475
Companhia Vale Do Adr	8,168
Countrywide Financial Corp	5,427
Deep Down, Inc.	68,600
Document Sciences Corp.	11,954
E M C Corp Mass	7,412
Ebay Inc.	13,276
General Electric Company	11,896
Google Inc. Class A	10,372
Granite Construction Inc.	7,236
Home Depot Inc.	16,411
IBM Corp.	464
Isolagen Inc.	6,175
Kroger Company	5,342
Lowes Companies Inc.	11,345
McDonalds Corp	5,891
Microsoft Corp	18,162
Nabors Industries Inc.	10,956
Panera Bread Co Cl A	14,328
Petrohawk Energy Corp	38,549
Pfizer Incorporated	46,006

(Continued)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

Identity and Description of Issues	Current
Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Reasearch In Motion, Ltd.	$118,049
Simcere Pharma Gp Adr	3,712
Southwest Airlines Co	7,320
Tesoro Petroleum Corp	190,800
Time Warner Incorporate	13,689
Trimble Navigation Ltd	6,048
Washington Mutual Inc.	3,675
Winn-Dixie Stores Inc.	6,511
Yahoo!, Inc.	883

Total corporate common stocks	6,956,000

Mutual funds:
American Beacon Largec	402,212
Artisan International Fund	24,837
Cgm Focus Fund	45,466
Cooke & Bieler Mid Cap	8,407
Delafield Fund	18,125
Dodge & Cox International Stock Fund	25,100
Excelsior Energy	22,948
Excelsior Value Fund	9,957
Fidelity Adv Mid Cap II	13,582
Forward Int'l Small Cap	5,501
Hlm Emerging Markets	1,806
Ing Global Real	11,701
Janus Overseas Fund	58,075
Janus Strategic Value Fund	42,506
Jennison Natural	9,371
Lazard Emerging Market	13,828
Loomis Sayles Aggreg Growth	9,747
Metropolitan West Low	13,564
Oakmark Select Fund	4,833
Oppenheimer Mainstreet	12,364
Schwab Analytics Fund	19,941
Schwab S&P I500 nv Sh	9,524
Schwab Target 2020 Fund	19,510

(Continued)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

Identity and Description of Issues	Current
Value
Personal choice retirement account (continued):
Mutual funds (continued):
Schwab Value Advantage	$3,261,921
Schwab Yield Plus Investment	12,185
Schwab Yield Plus Select	861
Selected American Share	13,571
Ssga Intl Stock	220,699
T Rowe Price Retirement	3,026
T Rowe Price Spectrum	9,871
Transamerica Premier Eqt	22,288
Umb Scout Worldwide Fund	11,670
Van Kampen Growth	24,105
Vanguard Intl Value Fund	25,410
Vanguard Precious Metal	32,009
Vanguard Total Intl	12,398
William Blair Growth Fund	26,401

Total mutual funds	4,479,320

User-Defined:
Cedar Fair L P Dep Uts	4,619
Ferrellgas Partners LP	13,440
Magellan Midstream Partners	17,343

Total user-defined funds	35,402

Total personal choice retirement account	16,368,860

Participant loans (bearing interest at rates ranging between 5%
and 10.5%, maturing over periods generally up to five years)	4,205,263

TOTAL ASSETS HELD FOR INVESTMENT	$239,459,557

*A party-in-interest (Note 5).

Cost information is not required to be provided as these invesments are participant-directed.

See accompanying Report of Independent Registered Public Accounting Firm.

(Concluded)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEES' SAVINGS PLAN AND TRUST

By: BROWN & BROWN, INC.

Date: June 30, 2008	By:	/S/ CORY T. WALKER
Cory T. Walker
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Certified Public Accountants

99.1
Certification of Chief Operating Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003.   This Certification shall not be deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.

99.2
Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003.   This Certification shall not be deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.